MAR 02 2009

[redacted]

09058952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE NUMBER
8- 65768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield (City) MI (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Simmons (248) 358-6500
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pikstein & Metzger, PLLC
(Name - *if individual, state last, first, middle name*)

31275 Northwestern Hwy., Ste. 230 (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (1) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the year ended
December 31, 2008

BRANDT, KELLY & SIMMONS SECURITIES, LLC

Table of Contents

PIKSTEIN & METZGER, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
WE DO THE MATH®
31275 NORTHWESTERN HIGHWAY, SUITE 230
FARMINGTON HILLS, MI 48334-2528
PHONE: 248.737.6050 FAX: 248.737.6053
www.piksteinmetzgercpas.com

INDEPENDENT AUDITORS' REPORT

Members
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, schedule of computation of net capital, and schedule of computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Pikstein & Metzger PLLC

Farmington Hills, Michigan
January 27, 2009

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	9,594
Accounts receivable		5,676
Refundable state business taxes		1,410
Prepaid expenses		2,505
TOTAL ASSETS	$	19,185

LIABILITIES

Accrued commissions	$	5,889
Contingencies (Note 4)		-
		5,889

MEMBERS' EQUITY

Members' equity		13,296
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	19,185

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2008

REVENUES		
Commissions	$	156,194
EXPENSES		
Regulatory and registration fees		2,543
Professional fees		17,482
Commissions		97,063
Dues and subscriptions		1,255
Insurance		1,324
Rent		7,356
Utilities and telephone		1,266
Internet fees		946
Payroll expenses		22,668
Taxes		878
Office supplies and expense		2,105
Equipment rental		540
Postage		1,445
		156,871
NET LOSS	$	(677)

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY, & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2008

Member	Members' Equity - Beginning of Year	Net loss for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - End of Year
K. Brandt	$ 9,366	$ (338)	$ 21,120	$ (23,500)	$ 6,648
C. Simmons	9,367	(339)	21,120	(23,500)	6,648
	$ 18,733	$ (677)	$ 42,240	$ (47,000)	$ 13,296

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(677)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in:		
Accounts receivable		3,924
Refundable state business taxes		(1,410)
Prepaid expenses		75
Increase (decrease) in:		
Accrued commissions		(3,011)
Net cash used in operating activities		(1,099)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from members		42,240
Members' withdrawals		(47,000)
Net cash used in financing activities		(4,760)
NET DECREASE IN CASH		(5,859)
Cash at beginning of year		15,453
CASH AT END OF YEAR	$	9,594

The accompanying notes to financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company background

Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2008.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and expenses recognition

Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve

The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report

Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because the members are taxed individually on their share of company earnings.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $9,361, which was $4,361 in excess of the required net capital of $5,000. The Company's net capital ratio was .63 to 1.00.

There are no differences between the Computation of Net Capital as reported in the December 31, 2008 Focus Report and the amount reported in the audited financial statements.

3. RELATED PARTY TRANSACTIONS

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of Brandt, Kelly & Simmons, LLC clients.

3. RELATED PARTY TRANSACTIONS (Continued)

Expense agreement and Company resolutions

In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members.

Expenses	**Monthly Amount**
Payroll expenses	$ 1,889
Office rent	598
Utilities	45
Telephone/Internet services	121
Postage	112
Office supplies	149
Equipment rental	45
Parking fees	15
Printing and reproduction	17
Professional fees	479
Maintenance	9
Liability insurance	41
Total	$ 3,520

4. CONTINGENCIES

The Company does not maintain errors and omissions insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

As of December 31, 2008

BALANCE AT BEGINNING OF YEAR	$ -
BALANCE AT END OF YEAR	$ -

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL

As of December 31, 2008

NET CAPITAL:		
Members' equity	$	13,296
DEDUCT:		
Refundable state business taxes		1,410
Prepaid expenses		2,505
CRD Deposit		20
		3,935
NET CAPITAL		9,361
MINIMUM REQUIRED NET CAPITAL		(5,000)
EXCESS NET CAPITAL	$	4,361

There are no differences between the Computation of Net Capital as reported in the December 31, 2008 Focus Report and the amount reported in the audited financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

As of December 31, 2008

NET CAPITAL	$ 9,361
LIABILITIES	$ 5,889
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.63 to 1.00